March 5, 2007	TSX: QC AMEX/AIM: QCC

QUEST DECLARES QUARTERLY CASH DIVIDEND

Vancouver, British Columbia, March 5, 2007 - Quest Capital Corp. is pleased to announce that on March 1, 2007, its Board of Directors declared its quarterly dividend of CDN$0.02 per share to be paid on March 26, 2007 to shareholders of record at the close of business on March 16, 2007.

About Quest

Quest Capital Corp. is a merchant bank that focuses on providing financial services, specifically mortgages and bridge loans. Quest’s primary expertise is providing asset backed loans to companies in real estate, manufacturing and resource sectors. Quest complements its lending business by providing corporate finance services through its wholly owned subsidiary, Quest Securities Corporation.

For more information about Quest, please visit our website (www.questcapcorp.com) or contact:

A. Murray Sinclair, Managing Director Tel: (604) 68-QUEST (604) 687-8378 Toll free: (800) 318-3094	Mark Monaghan, Vice President Tel: (416)-367-8383

Forward Looking Statements

Statements contained in this news release that are not historical facts are forward-looking statements that involve various risks and uncertainty affecting the business of Quest. Actual results realized may vary materially from the information provided in this release. As a result, there is no representation by Quest that actual results realized in the future will be the same in whole or in part as those presented herein.

Vancouver: Suite 300, 570 Granville Street, Vancouver, BC, Canada V6C 3P1 • Tel: 604-689-1428 • Toll Free: 800-318-3094 • Fax: 604-681-4692
Toronto: 77 King Street West, PO Box 157, Suite 3110, Royal Trust Tower, Toronto-Dominion Centre, Toronto, ON, Canada M5K 1H1 • Tel: 416-367-8383 • Fax: 416-367-4624